EXHIBIT 12.1

MATRIA HEALTHCARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio data)

	Year Ended December 31,

	2004	2003	2002		2001	2000

Fixed charges computation:
Interest expense	10,292	14,326	14,040		10,392	8,600
Interest component of rent expense(a)	2,052	1,891	1,889		1,762	2,107

Total fixed charges	12,344	16,217	15,929		12,154	10,707

Preferred dividends	—	—	—		2,894	5,326

Combined fixed charges and preferred dividends	12,344	16,217	15,929		15,048	16,033

Earnings computation:
Earnings (loss) from continuing operations before income taxes	(5,551)	10,231	(19,453)		7,079	19,743
Fixed charges	12,344	16,217	15,929		12,154	10,707

Earnings available for fixed charges	6,793	26,448	(3,524)		19,233	30,450

Ratio of earnings to fixed charges	0.6	1.6	—	(b)	1.6	2.8
Ratio of earnings to combined fixed charges and preferred dividends	0.6	1.6	—	(b)	1.3	1.9

(a) The interest factor was calculated to be one-third of rental expense under operating leases and is considered to be a representative interest factor.

(b) Earnings were insufficient to cover fixed charges. The dollar amount of the deficiencies, based on a one-to-one coverage ratio, was $19,453 for the year ended December 31, 2002.